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                      March 14, 2023

       Thomas Shannon
       Chairman and Chief Executive Officer
       Bowlero Corp.
       7313 Bell Creek Road
       Mechanicsville, Virginia 23111

                                                        Re: Bowlero Corp.
                                                            Form 10-K for
Fiscal Year Ended July 3, 2022
                                                            File No. 001-40142

       Dear Thomas Shannon:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services